U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Southwest Royalties, Inc.
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Oil & Gas Income Fund IX-A, L.P.

3.   IRS or Social Security Number of Reporting Person
          75-1917432

4.   Statement for Month/Year
          January 1997

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of the issuer.

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                                     TABLE I


1.   Title of Security
          Limited partnership interest



                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
01-03-97    P     10.00       A      $153.11    148.00      I           *
01-22-97    P     30.00       A      $153.11    178.00      I           *



*    Southwest Royalties, Inc. as Managing General Partner, of the issuer.



Date: February 5, 1997                    /s/ Bill E. Coggin
                                          --------------------------------------
                                          Signed on behalf of Southwest
                                          Royalties, Inc. the Managing General
                                          Partner of the issuer by Bill E.
                                          Coggin, Vice-President and CFO.